SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For September 29, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

Buenos Aires, September 29, 2006.

Messrs.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Dear Sirs,

The purpose hereof is to inform you that -according to the terms and conditions set forth in the agreements in connection with the outstanding indebtedness of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) entered into on December 15, 2004- the Board of Directors, in its meeting held today, approved a partial early amortization for an aggregate amount of US$ 130,000,000 to be distributed pro-rata among the following: (i) the Tranche A notes publicly offered for an aggregate amount of US$ 276,572,552, (ii) the Tranche A-P notes privately placed for an aggregate amount of US$ 42,860,929 and (iii) Tranche A loans for an aggregate amount of US$ 150,872,800 under the amended and restated loan agreements with the Interamerican Development Bank. The payment date is December 15, 2006.

Sincerely,

Carlos Ariosa
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel